Stealth BioTherapeutics Corp Announces Receipt of Preliminary

Non-Binding Proposal

Boston, MA, June 27, 2022 – Stealth BioTherapeutics Corp (Nasdaq: MITO), a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction, announced today that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter dated June 24, 2022 (the “Proposal Letter”) from Morningside Venture (I) Investments Ltd. for itself and on behalf of its affiliates (“Morningside”) and J. Wood Capital Advisors LLC (“J. Wood Capital”) to acquire all outstanding ordinary shares (the “Shares”) of the Company not already beneficially owned by Morningside, including Shares represented by American Depositary Shares of the Company (the “ADSs”, each representing 12 Shares), in a going-private transaction (the “Proposed Transaction”) for US$0.026 in cash per Share and US$0.313 in cash per ADS. A copy of the Proposal Letter is attached hereto as Exhibit A. The Board previously formed a committee of three independent directors (the “Special Committee”), consisting of Mr. Kevin McLaughlin, Dr. Francis Chen, and Dr. Lou Lange to, among other authority delegated to the Special Committee, evaluate all strategic alternatives available to the Company. The Special Committee expects to retain a financial advisor to assist with its evaluation of the Proposed Transaction or any alternative transaction the Company may pursue. Consistent with the powers granted by the Board, the Special Committee will evaluate the Proposed Transaction and all other strategic alternatives available to the Company.

The Board and the Special Committee caution holders of the Company’s Shares, including Shares represented by ADSs, and others considering trading the Company's securities that no decisions have been made with respect to the Proposed Transaction or any alternative transaction that the Company may pursue. There can be no assurance that any definitive agreement will be executed relating to the Proposed Transaction or that any alternative transaction will be received, approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About Stealth BioTherapeutics

We are a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body's main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and are involved in many common age-related diseases, typically involving organ systems with high energy demands such as the eye, the neuromuscular system, the heart and the brain. We believe our lead product candidate, elamipretide, has the potential to treat ophthalmic diseases entailing mitochondrial dysfunction, such as dry AMD, rare neuromuscular disorders, such as primary mitochondrial myopathy and Duchenne muscular dystrophy, and rare cardiomyopathies, such as Barth syndrome. We are evaluating our second-generation clinical-stage candidate, SBT-272, for rare neurological disease indications, such as amyotrophic lateral sclerosis and frontotemporal lobar dementia, following promising preclinical data. We have optimized our discovery platform to identify novel mitochondria-targeted compounds which may be nominated as therapeutic product candidates or utilized as mitochondria-targeted vectors to deliver other compounds to mitochondria.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those regarding Stealth BioTherapeutics' and the Special Committee’s plans to evaluate the Proposed Transaction, any alternative transaction received by the Special Committee and other strategic alternatives. Statements that are not historical facts, including statements about Stealth BioTherapeutics' beliefs, plans and expectations, are forward-looking statements. The words "anticipate," "expect," "hope," "plan," "potential," "possible," "will," "believe," "estimate," "intend," "may," "predict," "project," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: Stealth BioTherapeutics' ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of Stealth BioTherapeutics' product candidates and future product candidates; the preclinical and clinical results for Stealth BioTherapeutics' product candidates, which may not support further development and marketing approval; the potential advantages of Stealth BioTherapeutics' product candidates; the content and timing of decisions made by the FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of Stealth BioTherapeutics product candidates; Stealth BioTherapeutics' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; Stealth BioTherapeutics' ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions. These and other risks are described in greater detail under the caption "Risk Factors" included in Stealth BioTherapeutics' most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC"), as well as in any future filings with the SEC. Forward-looking statements represent management's current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Investor Relations

Kendall Investor Relations

Adam Bero, Ph.D.

abero@kendallir.com

IR@StealthBT.com

Exhibit A

Morningside Venture (I) Investments Limited	J. Wood Capital Advisors LLC
c/o THC Management Services S.A.M	1820 Calistoga Road
2nd Floor, Le Prince De Galles	Santa Rosa, CA 95404
3-5 Avenue Des Citronniers
MC 98000, Monaco

June 24, 2022

The Board of Directors (the “Board”)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands Dear Directors:

Morningside Venture (I) Investments Limited, for itself or on behalf of its affiliates (collectively, “Morningside”)) and J. Wood Capital Advisors LLC (“J. Wood Capital” and together with Morningside, “we”), are pleased to submit this joint preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Ordinary Shares”), including Ordinary Shares represented by American depository shares (“ADSs”, each representing 12 Ordinary Shares), of Stealth BioTherapeutics Corp (the “Company”) that are not already beneficially owned by Morningside in a going private transaction (the “Transaction”).

Our proposed purchase price for each Ordinary Share is US$0.026 and for each ADS is US$0.313 in cash. We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 11.7% to the closing trading price of the ADSs on the date hereof and a premium of 20% to the 30 trading day average closing price.

Morningside currently beneficially owns approximately 65% of the total issued and outstanding Ordinary Shares. Subject to approval by the Company’s board of directors and shareholders, we expect that the Transaction may be effected via a merger at the proposed purchase price.

The principal terms and conditions upon which we are prepared to pursue the Transaction are set forth below.

1.
Purchase Price. We propose to acquire all of the outstanding Ordinary Shares and ADSs, other than those beneficially owned by us, at a purchase price equal to US$0.026 per Ordinary Share and US$0.313 per ADS in cash.

2.
Financing. We intend to finance the Transaction with cash on hand and will not require debt financing to consummate the Transaction. With respect to the Company’s ongoing capital requirements following the closing of the Transaction, we anticipate consummating a private placement from certain co- investors familiar to us contemporaneous with the closing of the Transaction. Such private placement would not be a condition to our obligation to close the Transaction.

3.
Due Diligence. We are prepared to move expeditiously to complete the proposed Transaction as soon as practicable and will not require broad due diligence given our knowledge of the Company. We will request targeted confirmatory due diligence with respect to matters that directly bear on the execution of the Transaction, which we will be able to complete expeditiously. We have engaged Goodwin Procter LLP and Campbells LLP as our legal counsel.

Exhibit A

4.
Definitive Documentation. We are prepared to promptly negotiate and finalize the definitive agreements (the “Definitive Agreements”) providing for the Transaction. We expect that such Definitive Agreements with respect to the Transaction will contain limited representations, warranties, covenants and conditions given Morningside’s knowledge of the Company.

5.
Process. We believe that the Transaction provides significant value to the Company’s shareholders and a superior degree of speed and certainty to consummate the Transaction, which allows the Company’s shareholders to de-risk their investment and obtain liquidity at a compelling premium. In considering this proposal, you should be aware that we are interested only in pursuing the Transaction and we do not intend to sell our stake in the Company to any third party.

6.
Confidentiality. Morningside will, as required by law, timely file an amendment to its Schedule 13D to disclose this proposal. We trust you will agree with us that it is in our mutual interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7.
No Binding Commitment. This proposal is not a binding offer, agreement or an agreement to make a binding offer. This letter is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this proposed Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

For and behalf of	For and behalf of
Morningside Venture (I) Investments Limited	Morningside Venture (I) Investments Limited
/s/ Jill Marie Franklin	/s/ Frances Anne Elizabeth Richard
Name: Jill Marie Franklin	Name: Frances Anne Elizabeth Richard
Title: Authorized Signatory	Title: Authorized Signatory

J. Wood Capital Advisors LLC
/s/ Jason Wood
Name: Jason Wood
Title: CEO